Transportation Systems Holdings Inc.

41 Farnsworth Street,

Boston, MA 02210

December 3, 2018

VIA EDGAR
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Re:	Transportation Systems Holdings Inc. (the “Company”)

Registration Statement on Form 10-12G (File No. 000-55990) (together with all exhibits and amendments thereto, the “Registration Statement”)

Request for Withdrawal

Ladies and Gentlemen:

The Company hereby applies for the immediate withdrawal of the Company's Registration Statement. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on October 5, 2018, and has not yet been declared effective by the Commission. The Company hereby confirms that no securities have been issued pursuant to the Registration Statement. The Company hereby respectfully requests that the Registration Statement be withdrawn effective as of the date hereof or at the earliest practicable date hereafter but prior to December 4, 2018.

The Company is withdrawing the Registration Statement to avoid automatic effectiveness of the Registration Statement 60 days after the initial filing date in accordance with the provisions of Section 12(g)(1) of the Securities Exchange Act of 1934, as amended.

Should you have any questions regarding this matter, please call counsel to the Company, William Taylor at (212) 450-4133, Michael Kaplan at (212) 450-4111, John B. Meade at (212) 450-4077 or Lee Hochbaum at (212) 450-4736 of Davis Polk & Wardwell LLP.

Very truly yours,

/s/ Michael A. Jones

Michael A. Jones

Vice President

Transportation Systems Holdings Inc.

cc: William Taylor, Michael Kaplan, John B. Meade and Lee Hochbaum